Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended June 30,
	2007	2006
Numerator:
Income from continuing operations	$18,231	$34,766
Income from discontinued operations	1,383	40,319
Preferred stock dividends	(4,468)	(4,468)

Net income available to common shareholders	$15,146	$70,617

Denominator:
Denominator for basic earnings per share—weighted average shares	50,705	51,335

Dilutive effect of stock based awards and common share equivalents	1,135	2,185

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,840	53,520

Basic earnings per share from continuing operations	$0.27	$0.59
Basic earnings per share from discontinued operations	0.03	0.79

Basic earnings per share	$0.30	$1.38

Diluted earnings per share from continuing operations	$0.26	$0.58
Diluted earnings per share from discontinued operations	0.03	0.75

Diluted earnings per share	$0.29	$1.33

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Six Months ended June 30,
	2007	2006
Numerator:
Income from continuing operations	$33,497	$42,326
Income from discontinued operations	2,499	44,613
Preferred stock dividends	(8,936)	(8,936)

Net income available to common shareholders	$27,060	$78,003

Denominator:
Denominator for basic earnings per share—weighted average shares	50,660	51,220

Dilutive effect of stock based awards	1,180	1,215

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,840	52,435

Basic earnings per share from continuing operations	$0.48	$0.65
Basic earnings per share from discontinued operations	0.05	0.87

Basic earnings per share	$0.53	$1.52

Diluted earnings per share from continuing operations	$0.47	$0.64
Diluted earnings per share from discontinued operations	0.05	0.85

Diluted earnings per share	$0.52	$1.49